UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	√	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	√

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	√

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Dewi Dewi Acting as VP Investor Relations

Date: June 10, 2019

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to Information about Composition of Audit Committee Member of PT Telkom Indonesia (Persero) Tbk.

Number: TEL.94/LP 000/COP-I5000000/2019

Jakarta, June 10, 2019

Dewan Komisioner Otoritas Jasa Keuangan

Up. Kepala Eksekutif Pengawas Pasar Modal

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re: Composition of Audit Committee Member of PT Telkom Indonesia (Persero) Tbk

Dear Sir,

In order to comply with Indonesian Financial Service Authority Regulation No. 55/POJK.04/2015 regarding Establishment and Implementation of Audit Committee, we would like to inform you the updated composition of Audit Committee as follows:

1. 2. 3.
Chairman/Member Secretary/Member Member	: : :	Margiyono Darsasumarja (Independent Commissioner) Tjatur Purwadi (Independent Member) 1.Ismail (Commissioner) 2.Marcelino Rumambo Pandin (Commissioner) 3.Sarimin Mietra Sardi (Independent Member)

Thank you for your kind attention.

Sincerely yours,

/s/ Dewi

Dewi

Acting as VP Investor Relations

cc:

1.Director of Corporate Financial Assessment of Services Sector, Financial Services Authority (OJK);

2.Indonesia Stock Exchange through IDXnet; and

3.Telkom’s Trustee (PT Bank Tabungan Negara and PT Bank Permata).

For further information please contact:

Investor Relations

PT Telkom Indonesia (Persero) Tbk

Tel.	62-21-5215109
Fax.	62-21-5220500
E-mail	investor@telkom.co.id
Website	www.telkom.co.id

About PT Telkom Indonesia (Persero) Tbk

PT Telkom Indonesia (Persero) Tbk (“Telkom”) is the largest telecommunications and network provider in Indonesia.  The company offers a wide range of network and telecommunication services, including fixed wireline connections, cellular services, network and interconnection services, as well as internet and data communication services. Beside telecommunication services, it also operates multimedia businesses such as content and applications, completing its business portfolio which includes Telecommunication, Information, Media, Edutainment and Services (TIMES).  Its shares are traded on the Indonesia Stock Exchange (“IDX”) and the New York Stock Exchange (“NYSE”), using the TLKM and TLK tickers, respectively.